UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LAMAR ADVERTISING COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 par value
(Title of Class of Securities)

512815-10-1
(CUSIP Number of Class of Securities (Class A Common Stock))*

Kevin P. Reilly, Jr.
President
Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
(225) 926-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Stacie Aarestad, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue At Prudential Center
Boston, Massachusetts 02199-7613
(617) 239-0100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)
Not applicable	Not applicable

(1)	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	Represents the CUSIP number for the Class A common stock underlying the options. The options have not been assigned a CUSIP number.

On May 29, 2009, Keith Istre, the Chief Financial Officer of Lamar Advertising Company (the “Company”), sent to all of the Company’s regional managers an e-mail (the “e-mail”), which included an announcement that the Company will be commencing an option exchange program. The e-mail does not constitute an offer to holders of eligible options to exchange such options. The relevant portion of the e-mail is attached as Exhibit 99.1 and is incorporated herein by reference.
The option exchange program has not commenced. If and when the option exchange program begins, the Company will provide option holders who are eligible to participate in the option exchange program with written materials explaining the precise terms and timing of the program. Persons who are eligible to participate in the option exchange program should read these written materials carefully when they become available because they will contain important information about the program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon commencement of the option exchange program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge at www.sec.gov. In addition, the Company’s stockholders and option holders may obtain free copies of the tender offer documents, when available, by contacting Debra Watson by email at dwatson@lamar.com or telephone at (800) 235-2627 (ext. 339) or Tammy Duncan by e-mail at tduncan@lamar.com or telephone at (800) 235-2627 (ext. 254).
Item 12. Exhibits.

Exhibit
Number	Description	Reference

99.1	E-mail from Keith Istre to All Regional Managers Announcing Option Exchange Program, dated May 29, 2009	Filed herewith